EXHIBIT 21.1

Subsidiaries of Tectonic Financial, Inc.

Entity Name	State of Incorporation

T Bancshares, Inc.	Texas
Tectonic Advisors, LLC	Texas
Sanders Morris LLC	Texas
HWG Insurance LLC	Texas

Subsidiaries of T Bancshares, Inc.

Entity Name	State of Incorporation

T Bank, N.A.	a national banking association